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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-49001

                                7,554,054 SHARES

                          SOCKET COMMUNICATIONS, INC.

                         COMMON STOCK, $0.001 PAR VALUE
                               ------------------

    This Prospectus covers 7,554,054 shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Socket Communications, Inc., a Delaware corporation (the "Company"), which may be offered from time to time by one or all of the selling stockholders named herein (the "Selling Stockholders").

    Of the Common Stock offered hereby, 3,757,475 shares are to be issued by the Company to certain Selling Stockholders upon: (i) the conversion of shares of Series B, Series B-1 and Series B-2 Convertible Preferred Stock (collectively, the "Series B Preferred Stock"), issued by the Company in private transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") (the "Series B Transactions"), (ii) the exercise of Common Stock purchase warrants issued by the Company as part of the Series B Transactions (the "Warrants") and (iii) the payment of dividends on the Series B Preferred Stock by the Company in the form of Common Stock. Each share of Series B Preferred Stock may be converted into 100 shares of Common Stock (the "Conversion Rate"): (i) at the option of the Holder at any time on or after the 60th day following the date of issuance of the Series B Preferred Stock (the "Date of Issuance") or (ii) automatically upon certain events, and in no event later than two years from the Date of Issuance. The Warrants may be exercised immediately at prices that range from $0.40 per share to $0.57375 per share by the holder to purchase up to 450,975 shares of Common Stock (the "Warrant Shares"). The conversion rate with respect to the Series B Preferred Stock and the Warrant Shares are both subject to adjustment upon certain events. The holders of the Series B Preferred Stock are also entitled to receive dividends for two years at an annual rate of 8% of the initial sales prices, which are payable quarterly in either cash or in the form of the Company's Common Stock at the election of the Company's Board of Directors. If such dividends are paid in the form of Common Stock, the value of the Common Stock shall be measured by using the average of the high and low sales prices of the Common Stock over the ten trading days prior to the applicable quarter end (the "Quarterly Dividend Price"). For purposes of this Registration Statement, the Company has assumed a constant Quarterly Dividend Price of $0.80 and has further assumed that the Company's Board of Directors will elect to pay all dividends on the Series B Preferred Stock in the form of Common Stock. As of June 9, 1998, the Common Stock issuable upon exercise of the Series B Preferred Stock and the Warrants eligible for sale hereunder represents approximately 29.5% of the Company's total outstanding voting power. See "Selling Stockholders" and "Plan of Distribution."

    Of the Common Stock offered hereby, 3,340,241 shares are to be issued by the Company to certain Selling Stockholders upon: conversion of shares of Series C, Series C-1 and Series C-2 Convertible Preferred Stock (collectively, the "Series C Preferred Stock"), issued by the Company in private transactions exempt from the registration requirements of the Securities Act, and (ii) the payment of dividends on the Series C Preferred Stock by the Company in the form of Common Stock, if any. Dividends on the Series C Preferred Stock accrue at an annual rate of 8%, payable at the time the Series C, Series C-1 and Series C-2 Preferred Stock are converted.

    As of March 31, 1998, the Company had a net capital deficiency of $(303,629) and a working capital deficit of $(622,315). As a result, the Company will require significant funding in 1998 to meet its working capital needs as well as to meet the minimum capital requirements to retain its listing on the Pacific Exchange. The inability of the Company to obtain such funding could require the Company to significantly reduce or suspend operations, sell additional securities on terms that are highly dilutive to Investors, cause the Company to become delisted from the Pacific Exchange or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Future Capital Needs; Independent Auditors' Report Contained Explanatory Paragraph Regarding Going Concern."

    The Company will receive no part of the proceeds from the sale of the Common Stock by the Selling Stockholders. See "Selling Stockholders" and "Use of Proceeds." All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders. The Company and the Selling Stockholders have each agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

    The Company's Common Stock is currently quoted on the OTC Bulletin Board and is listed on the Pacific Exchange under the symbol SCKT. The continued listing criteria of the Pacific Exchange requires the Company to have, among other things, total net tangible assets of at least $500,000 or net worth of at least $2,000,000. The Company has not been in compliance with the net tangible asset or net worth requirements of the Pacific Exchange since December 31, 1996 and has, therefore, been subject to possible delisting procedures since that time. In June 1998, the Pacific Exchange granted the Company an extension to bring itself into compliance with the exchange's continued listing criteria and advised the Company that it would next review its continued qualifications in August 1998. There can be no assurance that the Company will attain compliance with the Pacific Exchange listing criteria by August 1998; accordingly, there can be no assurance that the Pacific Exchange will not decide to initiate delisting procedures against the Company at that time. See "Risk Factors--Iliquidity of Trading Market; Possible Delisting of Securities from the Pacific Exchange; Risk of Penny Stock Status." On June 3, 1998, the last sale price of the Company's Common Stock as reported on the OTC Bulletin Board was $0.75 per share.

                         ------------------------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

    Each Selling Stockholder and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an underwriter within the meaning of the Securities Act. Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.
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    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                    THE DATE OF THIS PROSPECTUS IS JUNE 11, 1998
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    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60611. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Pacific Exchange, and such reports, proxy statements and other information can also be inspected at the offices of the Pacific Exchange located at: 301 Pine Street, San Francisco, California 94104. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

(1) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (the "Form 10-KSB");

(2) the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1998; and

(3) the description of the Company's Common Stock offered hereby contained in the Company's Registration Statement on Form 8-A filed by the Company with the Commission on April 11, 1995 and the Company's Registration Statement on Form 8-A/A filed by the Company with the Commission on June 15, 1995.

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    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such document. Requests for such copies should be directed to the Company at Socket Communications, Inc., 37400 Central Court, Newark, California 94560,
Attention: Chief Financial Officer. The Company's telephone number at that location is (510) 744-2700.

                                  THE COMPANY

    Socket Communications, Inc. ("Socket or the "Company") develops and sells connection solutions for handheld computers that use the Windows CE operating system from Microsoft Corporation ("Microsoft") and other mobile computers, including a family of low power PC Card adapters for serial communications, Ethernet connectivity, mobile data collection, and wireless messaging. Socket is also developing its family of serial, Ethernet and mobile data collection PC cards in a CompactFlashTM format for use with smaller handheld computers such as the Windows CE Palm-size PC, which began shipping in May 1998, and other devices.

    The Company's family of serial PC card products and Ethernet card products for PC card mobile computers are its principal sources of revenues, with a focus that began in 1997 on connection products for devices using the Windows CE operating system from Microsoft, including handheld computers (H/PCs and Palm-size PCs) and embedded devices. In December 1996, the Company expanded its serial and Ethernet card lines into a family of PC card products, including a ruggedized serial card, a dual serial card and an Ethernet/serial multifunction card, and in October 1997, the Company introduced a bar code scanner PC card and a low power Ethernet card for Windows CE handheld computers. The Company's low power Ethernet PC card is recognized by Version 2.0 of the Windows CE operating system, which began shipping in December 1997. The Ethernet card is used for higher speed desktop synchronization, large file transfers, network connections to the Internet and E-mail. Socket also produced the first multifunction PC card for Windows CE in its Ethernet/Serial combination card.

    The Company has also developed wireless messaging products including a PageCard PC Card wireless messaging system introduced in January 1995 that used the POCSAG paging protocols, and developed its PageSoft messaging software, introduced in 1996, that sends messages and files over the paging networks for downloading into a mobile computer. During 1997, the Company and Cetronic AB, a Swedish company that develops and markets systems for wireless communications, alarm and control markets, have been jointly developing wireless receivers in both PC card and CompactFlash formats that use the higher speed FLEX and ERMES networked protocols, and a Mobile Information Server to facilitate group broadcasting of Internet and intranet information to mobile devices. In January 1998, Microsoft introduced the Palm-size PC, a Window CE handheld computer, and announced its manufacture by several computer manufacturers, with shipments beginning in the second quarter of 1998. Microsoft also announced that it would be supporting the development of wireless group broadcasting services, including wireless updating of web pages, on the Palm-size PC. The Company expects to further develop its Mobile Information Server technology to align with group broadcasting standards and software modules being developed by Microsoft to facilitate the wireless updating of web pages and other information on Windows CE mobile computers

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and other Windows CE devices. In March 1998, the Company announced a Memorandum of Understanding with Motorola Corporation ("Motorola") to adapt the Company's FLEX messaging software, under development during 1997 to work as a software driver with Motorola's Windows CE 2.0 CompactFlash wireless receiver for use with Palm-size PCs and embedded module products under development by Motorola. The Memorandum of Understanding contemplates that the Company will earn development revenues from this contract beginning in the second quarter of 1998, a royalty on receivers sold (with sales expected to commence in the fourth quarter of 1998) and revenues from expected distribution and sale of the receiver by the Company. The Company also earns royalties on wireless messaging services provided by third party carriers and other revenues from development work performed for others. See "Risk Factors-- Dependence on Market for Mobile Computers; Dependence on Market Success of Windows CE."

    In addition to the relationship with Motorola and with Cetronic, the Company has developed a number of other strategic relationships that are important to its product development and marketing programs. The Company has developed with the National Dispatch Center ("NDC") the Socket Wireless Messaging Services ("SWiMS"), which provides paging, operator message dispatch and personal service features such as call connect, fax and call notification, and Internet gateways, and the Company shares the profits from this service with NDC. The Company believes that it has developed a strong working relationship with Microsoft and with Windows CE handheld computer manufacturers for integrating connection solutions into Windows CE devices, with data collection companies such as Welch Allyn which manufactures the bar code scanning wand used with the Company's data collection PC card for Windows CE, and with software application developers in providing technical assistance in the porting of their applications to the Windows CE operating system. See "Risk Factors--Dependence on Strategic Alliances and Business Relationships."

    Although the Company believes that its focus on the Windows CE operating system for handheld computers and its strategic relationship with Motorola and other strategic partners position the Company for revenue growth beginning in 1998, the Company has incurred significant quarterly and annual operating losses in every fiscal period since its inception, and the Company expects to incur quarterly operating losses at least through the first half of 1998 and possibly longer. The Company's ability to achieve profitability will be highly dependent upon: increased market acceptance of the Company's serial, Ethernet, data collection cards and wireless messaging products including recently introduced products; growth and acceptance of handheld computers and devices using the Windows CE operating system; the ability to raise capital to fund the Company's product development and sales and marketing efforts; the development of new products for new and existing markets; the improvement of gross margins through maintaining of sales prices, higher sales volumes and contract manufacturing efficiencies; expanding its operating expenses. There can be no assurances that the Company will meet any of these objectives or ever achieve profitability.

    In addition, as of March 31, 1998, the Company had a net capital deficiency of $(303,629) and a working capital deficit of $(622,315). The Company will require additional funding in 1998 to meet its working capital needs as well as to meet the minimum capital requirements to retain its listing on the Pacific Exchange. The inability to obtain such funding could require the Company to significantly reduce or suspend operations, sell additional securities on terms that are highly dilutive to investors, cause the Company to be delisted from the Pacific Exchange, or otherwise have a material adverse effect on its financial condition or operating results. See "Risk Factors" for a discussion of the Company's need for additional capital, the uncertainty regarding the Company's continued listing on the Pacific Exchange and other risks that may affect the Company's ability to attain profitability.

    The Company was incorporated in California in March 1992 and reincorporated in Delaware in June 1995. Its headquarters are located at 37400 Central Court, Newark, California 94560 and its telephone number is (510) 744-2700.

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                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL UNDER "COMPANY" AS WELL AS IN THIS PROSPECTUS GENERALLY, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS. THE FORWARD-LOOKING STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE HEREIN ARE MADE AS OF THE DATE OF THIS PROSPECTUS AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

FUTURE CAPITAL NEEDS; INDEPENDENT AUDITORS' REPORT CONTAINED EXPLANATORY
  PARAGRAPH REGARDING GOING CONCERN.

    As of March 31, 1998, the Company had cash and cash equivalents of $842,580, and a working capital deficit of $(622,315). The Company believes its existing capital resources will be insufficient to satisfy its working capital requirements through the end of 1998. The Company will need to raise additional capital to fund operations during 1998 and beyond, including planned increases in its sales and marketing and research and development efforts, which the Company intends to accomplish through the issuance of additional equity securities, through increased borrowings on the Company's bank line as the levels of receivables permit, and through development funding from development partners. The Report of Independent Auditors on the Company's financial statements for the year ended December 31, 1997 included in Form 10-KSB contains an explanatory paragraph regarding the Company's need for additional financing and indicated substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that such capital will be available on acceptable terms, if at all, and such terms may be dilutive to existing stockholders. The Company's inability to secure the necessary funding would significantly impair the ability of the Company to carry out its strategy of increasing its sales and marketing and research and development efforts and otherwise would have a material adverse effect on the Company's financial condition and results of operations.

ILLIQUIDITY OF TRADING MARKET; POSSIBLE DELISTING OF SECURITIES FROM THE PACIFIC
  EXCHANGE; RISK OF PENNY STOCK STATUS.

    From the effective date of Socket's initial public offering (June 6, 1995) through November 26, 1996, Socket's Common Stock was listed on the Nasdaq SmallCap Market. However, the Common Stock was de-listed from such market effective November 27, 1996 and since then has traded on the OTC Bulletin Board. The Nasdaq SmallCap Market has recently adopted new, more stringent listing criteria. In order for the Company to become listed in the Nasdaq SmallCap Market under the new listing criteria, it must (i) either have net tangible assets of $4 million, a market capitalization of $50 million or net income in two of the past three years of $750,000; (ii) 1 million shares of public float;
(iii) a market capitalization of public float of $5 million; (iv) a bid price of $4.00 per share; (v) three market makers; and (vi) 300 stockholders. The Company currently does not meet these requirements, and there can be no assurance that the Company will meet these requirements in any future period. Socket's Common Stock is also quoted on the Pacific Exchange. The continued listing criteria of the Pacific Exchange requires the Company to have (i) at least 300,000 publicly held shares of Common Stock with a market value of at least $500,000, (ii) at least 250 public beneficial holders of its Common Stock, (iii) total net tangible assets of at

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least $500,000 or net worth of at least $2,000,000, and (iv) a share bid price of at least $1 per share of Common Stock. The Company has not been in compliance with the net tangible asset or net worth requirements of the Pacific Exchange since December 31, 1996 and has, therefore, been subject to possible delisting procedures since that time. In June 1998, the Pacific Exchange granted the Company an extension to bring itself into compliance with the continued listing criteria and advised Socket that it would next review Socket's continued qualification for listing in August 1998. As of March 31, 1998, the Company had a net tangible asset deficit of $(303,629), which was reduced by the conversion of convertible promissory notes in an aggregate principal amount of $200,000 into shares of Series C Convertible Preferred Stock and Common Stock during the second quarter of 1998. Accordingly, the Company will need to raise additional equity capital in order to comply with the Pacific Exchange listing criteria, and there can be no assurance that the Company will be successful in doing so. In that case, there can be no assurance that the Pacific Exchange will not decide to initiate delisting proceedings against Socket. If Socket's Common Stock remains delisted from the Nasdaq SmallCap Market and becomes delisted from the Pacific Exchange, the Company will become subject to the Commission's "penny stock" rules and therefore an investor will find it more difficult to dispose of, or to obtain accurate quotations as to the price of, Socket's securities.

    In the event that the Company's Common Stock is delisted from the Pacific Exchange, its Common Stock will be subject to the so-called "penny stock" rules under the Securities Exchange Act of 1934, as amended, which impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. For transactions covered by the penny stock rules, a broker-dealer must make special suitability determinations for purchasers and must have received the purchasers' written consent to the transactions prior to sale. In addition, for any transaction involving a penny stock, unless exempt, the rules require delivery prior to any transaction in a penny stock of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, Socket's delisting from the Pacific Exchange and its becoming subject to the rules on penny stocks would affect the ability or willingness of broker-dealers to sell and/or make a market in Socket's securities and therefore would severely adversely affect the market liquidity for the Company's securities.

SIGNIFICANT DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON MARKET PRICE
  OF THE COMMON STOCK

    As of March 31, 1998, there were 918,508 shares of Common Stock issuable upon the exercise of options under Socket's 1995 and 1993 Stock Plans, as amended, and 3,079,169 shares of Socket Common Stock issuable upon exercise of warrants, including certain dilution adjustments resulting from the subsequent issuance of common stock or securities converting into common stock at prices below the initial public offering price for the Company's common stock. In addition, 84,535 shares of Common Stock were issued pursuant to a conversion on May 15, 1998 of convertible subordinated notes and 2,879,518 shares of Common Stock are issuable upon conversion of Series C Convertible Preferred Stock. In addition, the Company issued 30,065 shares of Series B Preferred Stock in the first quarter of 1998, which shares are convertible into an aggregate of 3,006,500 shares of Common Stock at the option of the holder at any time, will be automatically converted into Common Stock within two years and which earn an 8% dividend payable in shares of Common Stock on a quarterly basis. All of the common shares, to the extent that they are eligible or appear to be eligible for sale in the public market, could have a materially adverse effect on the market price of the Socket Common Stock and therefore make it more difficult for Socket to sell equity securities or equity-related securities in the future at a time and price that Socket deems appropriate.

    The Company intends to issue additional equity securities in 1998 in order to fund working capital requirements and to achieve compliance with the net tangible asset requirements of the Pacific Exchange. To the extent the Company does so, existing stockholders of the Company will experience substantial dilution, particularly if the terms of such issuance include discounts to market prices or the issuance of warrants, as the Company did in the first quarter of 1998 with the issuance of $1,500,000 worth of Series B Convertible Preferred Stock and related warrants. In addition, to the extent the Company issues common or preferred equity at a discount to the then current market price, the Company will be required to record accretion of such stock in its financial statements, which will adversely affect the Company's operating results for the period in which such stock is issued. For example, in the first quarter of 1998 the Company recorded accretion of Preferred Stock as a result of the discount on conversion to Common Stock related to the issuance of the Series B Convertible Preferred Stock. In addition, the holders of the Series B Convertible Preferred Stock and related warrants and the holders of the outstanding convertible promissory notes are entitled to registration rights with respect to the shares of Common Stock underlying their respective securities. To the extent that such holders convert their existing securities into Common Stock, following the effective date of the Registration Statement related thereto, such shares will be immediately eligible to be sold in the public market without restriction under Rule 144 under the Securities Act of 1933, which, given the relatively low trading volumes for the Company's Common Stock, would likely have a significant depressant effect of the per share market price of the Company's Common Stock.

HISTORY OF OPERATING LOSSES; NO ASSURANCE OF PROFITABILITY

    Socket was incorporated in March 1992 and has incurred significant operating losses in every fiscal period since inception. Socket expects to incur quarterly operating losses at least through the first half of 1998 and possibly longer. Profitability, if any, will depend upon increased market acceptance of Socket's serial and Ethernet cards, Socket's ability to obtain additional capital to fund its working capital requirements, market acceptance of mobile computers that use Microsoft's Windows CE operating system, the completion of Socket's development contract with Motorola and the ability of Motorola and the Company to sell FLEX-based data paging receivers in a CompactFlash format for use with Microsoft's Palm-size PC beginning in the second half of 1998, the development of successful new products for new and existing markets, Socket's ability to increase gross margins through higher sales volumes and contract manufacturing efficiencies, expand its distribution capability, perform on development contracts, and manage its operating expenses. There can be no assurance that Socket will meet any of these objectives or ever achieve profitability.

SLOWLY EMERGING MARKET FOR WIRELESS DATA COMMUNICATION PRODUCTS

    The market for wireless data communications products has been slow to emerge, and there can be no assurance that it will develop sufficiently to enable the Company to achieve broad commercial acceptance of its products. Because this market is relatively new and has developed slowly, and because current and future competitors are likely to introduce a variety of competing wireless data communications solutions, it is difficult to predict the rate at which this market will grow, if at all. If the wireless data communications market fails to grow, or continues to grow more slowly than anticipated, the Company's business, operating results and financial condition will be materially adversely affected. Although the Company intends to conform its products to meet emerging standards in the wireless data communications market, there can be no assurance that industry standards will emerge or, if they become established, that the Company will be able to conform to these new standards in a timely fashion. Even if the market for wireless data communications products does develop, there can be no assurance that the Company's products will achieve commercial success within such market. Furthermore, the Company believes that its products enable third parties to develop and deliver wireless data solutions for the specific needs of business in a number of vertical market segments such as field sales, field service, finance, real estate, health care, and transportation on either a point to point or a group broadcasting basis. The Company's software developers kit enables third parties to address such needs by page-enabling existing applications to allow the transfer of data from an application through the paging network to the PageCard receiver where it can be downloaded into a mobile computer. The Company's software developer's kit is designed to provide program interfaces for software developers to page-enable their applications and to work with major

Microsoft operating systems including Windows 95 and Windows CE. Although a limited number of page-enabled applications are now available, there can be no assurance that any additional such applications will become available. Further, there can be no assurance that such page-enabled applications will be developed, or if developed, gain widespread commercial acceptance or that adoption of such applications will drive increased purchases of PageCard receivers. Finally, due to the unique nature of the PageCard receiver and PageCard WMS, which combine certain technologies and features of paging and mobile computing, the Company believes it will be required to incur significant expenses for sales and marketing, including advertising, to educate potential customers. Broad commercialization of the Company's products will require the Company to overcome significant technological and market development hurdles, many of which may not be currently foreseen.

DEPENDENCE ON THE MARKET FOR MOBILE COMPUTERS; DEPENDENCE ON MARKET SUCCESS OF
  WINDOWS CE

    Substantially all of the Company's products are designed for use in mobile computers, including handheld PCs and, beginning in May 1998, Palm-size PCs. The Company expects to continue to derive a significant portion of revenues from the sale of its products for use in mobile computers, particularly those that use the Windows CE operating system. The market for mobile computers is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the market for mobile computers has grown substantially in recent years, there can be no assurance that such growth will continue. A reduction in sales of the market for mobile computers or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Any reduction in the demand for mobile computers would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's ability to compete successfully will depend on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Microsoft and Motorola. The Company could be required, as a result, to invest significant time and resources to redesign the company's products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company would miss opportunities to have its products specified as standards for new hardware components designed by mobile computer manufacturers and OEMs. The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component which could have a material adverse effect on the company's business, financial condition and results of operations.

    Beginning in 1997, the Company implemented a strategy of focusing its product development efforts on mobile computers and other devices that use the Windows CE operating system of Microsoft. As a result, the Company's success is substantially dependent on the commercial success of handheld PCs, Palm-size PCs and other devices that operate on the Windows CE operating system for which the Company's current products and products under development are designed. Therefore, the Company's future success depends on factors outside of its control, including market acceptance of Windows CE generally and other factors affecting the commercial success of Windows CE computers and devices, including changes in industry standards or the introduction of new or competing technologies. Accordingly, there can be no assurance that Windows CE will achieve the market acceptance anticipated by the Company. Any delays in or failure of Windows CE to achieve such market acceptance would reduce the number of potential customers of the Company's products, which could result in a material adverse effect on the Company's business, operating results or financial condition.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON PRODUCT DEVELOPMENT; PRODUCT DEFECTS

    The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and short product life cycles. Accordingly, the Company's success will be substantially dependent on a number of factors, including its ability to identify emerging standards in the wireless data communications field, enhance its products by adding additional features to provide a more complete solution and differentiate its products from those of its competitors, maintain superior or competitive performance in its products and bring products to market quickly. Given the emerging nature of the wireless data communications market, there can be no assurance that the Company's products or technology will not be rendered obsolete by alternative technologies. Further, short product life cycles expose the Company's products to the risk of obsolescence and require frequent new product introductions. If the Company is unable to develop or obtain access to advanced one-way and emerging two-way wireless data communications technologies as they become available, or is unable to design, develop, contract for the manufacturing of and introduce competitive new products on a timely basis, its future operating results will be materially adversely affected. Any significant delays in the design, development, manufacture or shipment of new or enhanced products would also materially adversely affect the Company's results of operations.

    The markets for mobile computers and their peripherals and for wireless data communications are extremely competitive and characterized by rapidly advancing technology, frequent changes in user preferences and frequent product introductions. The future success of the Company will depend in large part on its ability, and that of its strategic partners, to keep pace with advances in software and hardware technologies for mobile computing and wireless data communications. There can be no assurance that the Company will be able to respond effectively to these technological changes or to new product introductions by others.

    Although the Company performs testing prior to new product introductions, the Company's hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, the Company may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require the Company to recall previously shipped products to make design modifications or cause unfavorable publicity, any of which could have a material adverse effect on the Company's operating results.

POTENTIAL QUARTERLY FLUCTUATIONS; ABSENCE OF SIGNIFICANT ORDER BACKLOG

    The Company has experienced significant quarterly fluctuations in operating results and anticipates such fluctuations in the future. The Company generally ships orders as received and as a result typically has little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, the Company has often recognized a substantial portion of its revenues in the last month of the quarter, typically in the last week. Operating results may continue to fluctuate in the future due to factors such as the demand for the Company's products, the size and timing of customer orders, unanticipated delays or problems in the introduction of new products and product enhancements by the Company or the introduction of new products and product enhancements by its competitors, changes in the proportion of revenues attributable to royalties and service, product mix, timing of software enhancements, changes in the level of operating expenses, and competitive conditions in the industry including competitive pressures resulting in lower average selling prices. Because the Company's staffing and other operating expenses are based on anticipated revenue, a substantial portion of which is not typically generated until the end of each quarter, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, the Company's results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of the Company's Common Stock would be materially and adversely affected.

    The Company generally does not operate with a significant order backlog, and a substantial portion of the Company's revenue in any quarter is derived from orders booked in that quarter. Accordingly, the Company's sales expectations are based almost entirely on its internal estimates of future demand and not on firm customer orders and they cannot be predicted with any degree of certainty. The Company makes significant investments in sales and marketing and in research and development based on such internal estimates, and if orders and sales do not meet expectations, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for revenue shortfall.

DEPENDENCE ON STRATEGIC ALLIANCES AND BUSINESS RELATIONSHIPS

    The Company's strategy is to establish strategic alliances and business relationships with leading participants in various segments of the communications and mobile computer markets. In accordance with this strategy, the Company has entered into alliances or relationships with Cetronic AB, Compaq Computer Corporation, Lucent Technologies, Microsoft, Mitsubishi Corporation, Motorola, the National Dispatch Center, PageNet and Welch Allyn. The Company's success will depend not only on the Company's continued relationships with these parties, but also on its ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. The Company believes that, in particular, relationships with application software developers are extremely important in creating commercial uses for the Company's products necessary to achieve growth. Any future relationships may require the Company to share control over its development, manufacturing and marketing programs or to relinquish rights to certain versions of its technology. There can be no assurance that the Company's strategic partners will not revoke their commitment to the Company's products or services at any time in the future, that they will not develop their own competitive products or services, or that the hardware or software of such companies that is integrated into the company's products will not contain defects or errors. Accordingly, there can be no assurance that the Company's existing or future strategic relationships will result in sustained business alliances, successful product or service offerings or the generation of significant revenues for the Company. Failure of one or more of such alliances could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers or loss of confidence by current or potential customers, any of which could have a material adverse effect on the Company's business, results of operations or financial condition.

    As part of its strategy, the Company has developed a close working relationship with Microsoft to design products for use with the handheld PCs and Palm-size PCs that use Microsoft's Windows CE operating system. Beginning in 1997, the Company has increasingly devoted significant research and development resources to such design activities for Microsoft's standards, diverting financial and personnel resources from other development projects. The Company's design activities are not undertaken pursuant to any agreement under which Microsoft is obligated to continue the collaborative design projects or to sell the resulting products. Consequently, Microsoft may terminate its collaborations with the Company for a variety of reasons including the Company's failure to meet agreed-upon standards or for reasons beyond the Company's control, including changing market conditions, increased competition, discontinued product lines and product obsolescence. Although the Company believes that its recent Memorandum of Understanding with Motorola will enhance its collaboration with Microsoft with respect to the design of products for Microsoft's Windows CE operating system, there can be no assurance that Microsoft will not in the future discontinue collaborating with the Company on the design of the Company's current and future products, which would result in the Company having expended significant research and development resources without benefit and having lost potential revenues from the development and sale of alternative products. In such event, the Company's business, operating results and financial condition would be materially adversely affected.

DEPENDENCE ON KEY EMPLOYEES, NEED TO HIRE ADDITIONAL SALES AND MARKETING AND
  PRODUCT DEVELOPMENT PERSONNEL

    The Company's future success will depend in significant part upon the continued service of certain key technical and senior management personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its existing key managerial, technical or sales and marketing personnel. The loss of key personnel in the future could have a material adverse effect upon the Company's results of operations.

    The Company believes its ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon its ability to attract and retain highly skilled sales and marketing and product development personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting and retaining such personnel in the future. In addition, the Company's ability to hire and retain such personnel will depend upon the Company's ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will have a material adverse effect on the Company's business, operating results and financial condition.

DISTRIBUTION RISKS, PRODUCT RETURNS AND WARRANTIES

    The Company sells its products primarily through distributors, resellers and OEMs. To date the
Company has not achieved significant OEM sales and there can be no assurance that the Company will achieve significant sales through this channel. The Company's largest distributors, Ingram Micro and Tech Data in the U.S. and PPCP in the U.K., accounted for approximately 21%, 15%, and 21% respectively, of the Company's revenue in 1997. The Company's agreements with OEMs, distributors and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause. The Company's OEMs, distributors and resellers are not within the control of the Company, are not obligated to purchase products from the Company and may represent other lines of products. A reduction in sales effort or discontinuance of sales of the Company's products by its OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect the Company's operating results. Use of distributors also entails the risk that distributors will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in the Company's future operating results. The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels. In addition, there are an increasing number of companies competing for access to these channels. The loss or ineffectiveness of any of the Company's major distributors could have a material adverse effect on the Company's operating results.

    The Company allows its distributors to return a portion of their inventory to the Company for full credit against other purchases. In addition, in the event the Company reduces its prices, the Company credits its distributors for the difference between the purchase price of products remaining in their inventory and the Company's reduced price for such products. There can be no assurance that actual returns and price protection will not have a material adverse effect on future operating results, particularly since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition. In addition, the Company's comprehensive two year warranty for its wired products and one year warranty for its wireless products permit customers to return any product if the product does not perform as warranted. To date, the Company has not experienced any warranty claims, returns, stock rotation exchanges or price protection adjustments materially above those anticipated. However, future warranty claims, returns, stock rotation exchanges, or price protection adjustments could be materially higher than anticipated. The Company intends to continue to introduce new and enhanced products, which could result in higher warranty or return claims due to the risks inherent in the introduction of such products. There can be no assurance that warranty claims or returns will not have a material adverse effect on future operating results.

RISKS ASSOCIATED WITH EXPORT SALES

    Export sales (sales to customers outside the United States) accounted for approximately 49% of the Company's revenue in 1997 and export sales continue to account in 1998 for a significant portion of revenue. Accordingly, the Company's operating results are subject to the risks inherent in export sales, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in managing foreign operations, the burdens of complying with a variety of foreign laws, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences and political and economic instability. In addition, the Company's export sales are currently denominated predominately in United States dollars, and accordingly, an increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive and therefore potentially less competitive in foreign markets.

                                USE OF PROCEEDS

    All 7,554,054 shares of Common Stock covered by this Prospectus may be offered from time to time by one or all of the Selling Stockholders. The Company will receive no part of the proceeds from such sales.

                              SELLING STOCKHOLDERS

    The following table sets forth the names of the Selling Stockholders and the number of shares of Common Stock being offered by each of them hereby. Upon completion of the offering, assuming all shares of Common Stock being offered are sold, none of the Selling Stockholders will own any shares of Common Stock. Because the Selling Stockholders may sell all or some portion of the shares covered by this Prospectus, no estimate can be given as to the number of shares and the percentage of outstanding Common Stock that will be held by any of them after any particular sale. In addition, the following table does not reflect up to an aggregate of 460,723 shares issuable as dividends upon the conversion of the Series C Preferred Stock. The shares of Common Stock are being registered to permit secondary trading of the shares of Common Stock, and the Selling Stockholders may offer shares of Common Stock for resale from time to time. See "Plan of Distribution."

    The following table and accompanying footnotes identify each Selling Stockholder and based upon information provided to the Company, set forth information as of June 1, 1998 with respect to the shares held by or acquirable by, as the case may be, each Selling Stockholder. Except as otherwise noted, to the Company's knowledge the named beneficial owner has sole voting and investment power with respect to the shares shown.

                                                               NUMBER OF SHARES                 NUMBER OF SHARES
                                                                 BENEFICIALLY      NUMBER OF      BENEFICIALLY
                                                                OWNED PRIOR TO    SHARES BEING     OWNED AFTER
SELLING STOCKHOLDER                                                OFFERING         OFFERED         OFFERING
-------------------------------------------------------------  -----------------  ------------  -----------------
Explorer Partners, L.L.C.....................................       3,457,475(1)    3,457,475           0
Explorer Partners II, L.L.C..................................       3,457,475(2)    3,457,475           0
Explorer Fund Management, L.L.C..............................       3,457,475(3)    3,457,475           0
Cetronic Aktiebolag [Publ]...................................       1,816,224(4)    1,816,224           0
Telenor Venture AS...........................................         671,803         671,803           0
ForetagsByggarna BV..........................................         729,869(5)      459,869          270,000
Bass Trust...................................................         692,079(6)      318,056          374,023
Mats Nilsson.................................................         103,138(7)      103,138           0
Jack Carsten.................................................         161,864(8)       63,402           98,462
Goran Garberg................................................          47,127(7)       47,127           0
Fredrik Grunewald............................................          43,587(7)       43,587           0
Martin Gemvik................................................          25,418(7)       25,418           0
El Dorado Ventures and affiliated entities...................         382,938(9)       21,133          361,805
Peter Lonnqvist..............................................           4,346(7)        4,346           0
Jelka Forvaltning Aktiebolag.................................          17,426(7)       17,426           0
Bona Utilia Aktiebolag.......................................          16,832(7)       16,832           0
Cambista Aktiebolag..........................................           6,529(7)        6,529           0
Sture Lunden.................................................          20,966(7)       20,966           0

------------------------
(1) Includes 1,250,000 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and 885,000 shares of Common Stock issuable upon conversion of the Series B-1 Convertible Preferred Stock held by Explorer Partners, L.L.C. ("Explorer Partners"); also includes 871,500 shares of Common Stock issuable upon conversion of the Series B-2 Convertible Preferred Stock, held by an affiliated entity Explorer Partners II, L.L.C. ("Explorer II"); and 450,975 shares of Common Stock issuable upon exercise of the Warrants, held by an affiliated entity Explorer Fund Management, L.L.C. ("Explorer Fund Management"). Explorer Fund Management, as investment advisor to Explorer Partners, has shared voting and investment power of the shares directly owned by Explorer Partners with Timothy Keating, the Managing Director of Explorer Partners. Robert Holz, as

    Managing Director, and Timothy Keating, as a member, of Explorer Fund Management, exercise shared voting and investment power of the shares held by Explorer Fund Management. Messrs. Holz and Keating disclaim beneficial ownership of the shares held by the limited liability companies except to the extent of their respective membership interests therein. Each of Explorer Partners, Explorer II and Explorer Fund Management may be deemed an "affiliate" of the Company due to the significant beneficial ownership of the Company's Common Stock ascribed to each such Selling Stockholder.

(2) Includes 871,500 shares of Common Stock issuable upon conversion of the Series B-2 Convertible Preferred Stock held by Explorer II; also includes 2,135,000 shares of Common Stock issuable upon exercise of Series B and Series B-1 Convertible Preferred Stock held by Explorer Partners, and 450,975 shares of Common Stock issuable upon exercise of the Warrants held by Explorer Fund Management. Explorer Fund Management, as investment advisor to Explorer II, shares voting and investment power of the shares directly owned by Explorer II with Tom Papoutsis, the Managing Director of Explorer
    II. Robert Holz, as Managing Director, and Timothy Keating, as a member, of Explorer Fund Management, exercise shared voting and investment power of the shares held by Explorer Fund Management. Messrs. Holz, Keating and Papoutsis disclaim beneficial ownership of the shares held by the limited liability companies except to the extent of their respective membership interests therein.

(3) Includes 187,500, 132,750 and 130,725 shares of Common Stock issuable upon exercise of the Warrants; also includes 2,135,000 shares of Common Stock issuable upon conversion of the Series B and B-1 Convertible Preferred Stock, held by affiliated entity Explorer Partners; and 871,500 shares of Common Stock issuable upon conversion of Series B-2 Convertible Preferred Stock, held by an affiliated entity Explorer II. Robert Holz, as Managing Director, and Timothy Keating, as a member, of Explorer Fund Management, exercise shared voting and investment power of the shares held by Explorer Fund Management. In addition, Messrs. Holz and Keating, in their respective roles with Explorer Fund Management, exercise shared voting and investment power with respect to the shares held by Explorer Partners and Explorer II. Messrs. Holz and Keating disclaim beneficial ownership of the shares held by the limited liability companies except to the extent of their respective membership interests therein.

(4) Represents 1,269,540 and 546,684 shares of Common Stock issuable upon conversion of shares of Series C and Series C-1 Convertible Preferred Stock, respectively, held by Cetronic Aktiebolag [Publ].

(5) Includes 459,869 shares of Common Stock issuable upon conversion of shares of Series C Convertible Preferred Stock.

(6) Includes 318,056 shares of Common Stock issuable upon conversion of shares of C-2 Convertible Preferred Stock and 41,610 shares of Common Stock beneficially owned by Charlie Bass that are issuable upon exercise of options that are exercisable within 60 days of June 1, 1998. Charlie Bass, the Company's Chief Executive Officer and Chairman of the Board of Directors, is the trustee of the Bass Trust exercising voting and investment power of the shares held therein. Mr. Bass disclaims beneficial ownership of the shares held by the Bass Trust except to the extent of his pecuniary interest therein.

(7) Represents shares of Common Stock issuable upon conversion of shares of Series C Convertible Preferred Stock.

(8) Includes 22,017 shares of Common Stock issuable upon exercise of options held by Mr. Carsten that are exercisable within 60 days of June 1, 1998. Mr. Carsten has been a director of the Company since May 1993.

(9) Includes 337,799, 10,504 and 6,254 shares of Common Stock and 9,616, 206 and 178 shares of Common Stock issuable upon of warrants held by El Dorado Ventures III, El Dorado Technology IV and El Dorado C&L Fund (collectively, the "El Dorado Entities"), respectively. Also includes 18,381 shares of Common Stock issuable upon exercise of options held by Mr. Kalbach that are exercisable within 60 days of June 1, 1998. Gary W. Kalbach, a director of the Company from December 1993 to June 1998, is a general partner of each of the El Dorado Entities, exercising voting and investment power of the shares held by the El Dorado Entities. Mr. Kalbach disclaims beneficial ownership except to the extent of his pecuniary interest.

                              PLAN OF DISTRIBUTION

    The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale of the Common Stock covered hereby. The Selling Stockholders may sell the 7,554,054 shares being offered hereby: (i) on the Pacific Exchange, through the OTC Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.

    Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    The Company has advised the Selling Stockholders that the anti-manipulation of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers on or prior to sales of the shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

    There can be no assurance that the Selling Stockholders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of Socket Communications, Inc. appearing in Socket Communications, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Company's Certificate of Incorporation and Article VI of the Company's Bylaws provide for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Company has entered into Indemnification Agreements with its officers and directors and certain stockholders.

    Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referenced above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents By
 Reference.....................................           2
The Company....................................           3
Risk Factors...................................           5
Use of Proceeds................................          13
Selling Stockholders...........................          13
Plan of Distribution...........................          15
Legal Matters..................................          15
Experts........................................          16
Disclosure of Commission Position on
 Indemnification for Securities Act
 Liabilities...................................          16

                                7,554,054 SHARES

                                     [LOGO]

                                  COMMON STOCK

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                              P R O S P E C T U S

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                                 JUNE 11, 1998

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